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                                                                       EXHIBIT 4

ANNUAL REPORT 2003 AETERNA LABORATORIES INC.

Discover a new player on the international markets
AEterna/Zentaris


Company Profile

AEterna Laboratories Inc. along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company with an extensive product portfolio, including 2 already marketed and several other products at early and late-stage development in oncology, endocrinology, and infectious diseases.

Cetrorelix (Cetrotide(R)) is sold in the U.S. and Europe and in several other countries to the in vitro fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). Miltefosine (Impavido(R)) is sold for black fever and has successfully completed a Phase III trial in parasitic skin disease. Neovastat(R) is in a Phase III trial for non-small cell lung cancer. Perifosine, a novel orally-active AKT inhibitor, is in Phase II trials for multiple cancers. Several other clinical programs are underway with various potential development candidates, supported by a worldwide network of scientific and marketing partnerships. Furthermore, AEterna benefits from a discovery platform of 100,000 molecules, which is generating promising new compounds.

In addition, AEterna owns 62% of Atrium Biotechnologies Inc. which develops and markets active ingredients and specialty chemicals in the health and personal care industry for the cosmetics, pharmaceutical, chemical and nutritional sectors. In 2003, Atrium sales exceeded $120 million.


2003 Highlights

January:      Signing of product partnership with Hainan Chang An in China for Lobaplatin(R),a novel platinum cancer drug.

February:     Launching of Impavido(R) in India for black fever, through partnership with German Remedies.
              Milestone payment from Baxter for the LHRH antagonist D-63153.

March:        Final balance purchase price settlement of $40 million for the acquisition of Zentaris. Marketing agreement for Neovastat with LG Life Sciences in Korea.

April:        Closing of $25 million convertible term loan.

May:          Serono agreement to market Cetrotide(R) for in vitro fertilization extended through 2010.


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

July:         Positive Phase III trial results with Miltefosine (Impavido(R)) for cutaneous leishmaniasis, a severe skin disease. Closing of $35.6 million bought deal financing.

August:       AEterna subsidiary Atrium acquires Chimiray/Interchemical for $18 million.

September:    Neovastat(R) Phase III trial results in kidney cancer do not meet primary endpoint. Thereafter, in December, further development of
              Neovastat(R) in kidney cancer stopped and workforce reduced by
              20%. Two-year extension to U.S. National Cancer Institute (NCI)
              agreement to pursue Neovastat(R) Phase III trial in lung cancer.

November:     Atrium acquires Siricie S.A. for $2 million.

Subsequent to year-end Signing of partnership with Solvay Pharmaceuticals to develop novel oral LHRH antagonist compounds for a variety of indications, such as breast and prostate cancer, endometriosis, uterus myoma and benign prostate hyperplasia. Signing of partnership with Roche to market Impavido(R) in Brazil for visceral and cutaneous leishmaniasis.


Products Already on the Market

2003 was a year of integration and consolidation for AEterna as a group. Among major milestones, AEterna, through Zentaris, gained access to two revenue-generating products: Cetrotide(R) and Impavido(R).

Cetrotide(R) (Cetrorelix) Cetrotide(R) was the first luteinizing hormone-releasing hormone (LHRH) antagonist treatment approved for in vitro fertilization. It is administered to women to prevent premature ovulation in order to increase fertility success rate. Developed in cooperation with Nobel prize winner, Professor Andrew Schally of Tulane University, in New Orleans, it was launched in Europe in 1999 and in the United States in 2001. Cetrotide(R) is currently marketed worldwide by Serono, except for Japan where approval is pending. Cetrotide(R), is the only treatment in its class to offer a choice of two highly effective dosage strengths which enable precise control. Due to its immediate onset of action, Cetrotide(R) permits a simplified, more convenient and shorter treatment involving fewer injections and causing less side-effects than other forms of in vitro fertilization treatment.

Impavido(R) (Miltefosine) Impavido(R) is the first oral drug against visceral leishmaniasis, also known as black fever, which affects millions of people in under-developed countries. If untreated, this infectious disease will be lethal. Impavido(R) is currently available in India through cooperation with German Remedies. Impavido(R) is highly effective with a cure-rate of approximately 95% and has been proven less toxic than current therapies. Additionally, since the current injectable therapies available require patient hospitalization, an oral drug such as Impavido(R), which can be administered once daily for 28 days, certainly is a more convenient treatment for patients as well as an important avenue that can bring substantial savings in healthcare costs.


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Table of Contents

2- A Diversified International Biopharmaceutical Company
3- Company Structure
4- Message to Shareholders
6- Product Pipeline
10- International Partnerships
11- The AEterna Team
12- Atrium/2003 Highlights
14- Message from Atrium's CEO
15- Continued Growth
16- The Atrium Team

Finance

17- Management's Discussion and Analysis of Financial Condition and Results of
    Operations
26- Management Report and Report of Independent Auditors
30- Notes to Consolidated Financial Statements
58- Corporate Governance
60- Corporate Information


A Diversified International Biopharmaceutical Company

A turning point in our history: In 2003, AEterna took its place on the global biopharmaceutical stage and became an international player in the industry. With the integration of Zentaris, the Company decisively enlarged and enhanced its worldwide operations. Specialized in developing innovative therapies in oncology, endocrinology, and anti-infectives, the new combined entity benefits from established capabilities that extend from fundamental discovery to drug approval.

Diversification: The integration of Zentaris has made the Company a completely new, diversified entity, with a very extensive pipeline. With this acquisition, AEterna now has two revenue-generating marketed pharmaceuticals: Cetrotide(R) (Cetrorelix) and Impavido(R) (Miltefosine). The consolidated entity also encompasses several other products at balanced stages of discovery and clinical trial: one in Phase III, four in Phase II, one in Phase I and eight at the preclinical stage. Additionally, the acquisition of Zentaris brought to AEterna a library of 100,000 proprietary molecules, as well as an intellectual property portfolio encompassing seventy patent families.

Risk management: Perhaps most significantly vis-a-vis continued growth, AEterna over the last year increased the number of its codevelopment, manufacturing, and marketing alliances with pharma and biotech companies from four to fourteen. Together with its deep, innovative and well diversified pipeline, this yields a superior risk management profile for the Company in terms of both range and financing:

Range: In the biopharmaceutical business, risk is best managed through the pursuit and availability of different clinical and pre-clinical projects. The AEterna/Zentaris pipe-line follows a multi-track endeavour in three principal therapeutic fields - oncology, endocrinology, and anti-infectives. Besides its own proprietary drug discovery unit, the


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Company's global scientific network produces a steady stream of inno-vative new development projects.

Financing: The AEterna/Zentaris business model is to dis-cover, license-in and license-out innovative products, and reap revenues from projects even at the earliest stage of development. This model minimizes risk through alliance commitments that provide for AEterna's partners to pay most development costs, while AEterna retains significant commercial rights.

Expertise: AEterna as a group benefits from immense added credibility in regard to the development of targeted therapies. The research and development teams have proved themselves experts at gearing the development of compounds to precisely the right strategic target. This track record has succeeded in attracting lucrative partnership and financing agreements very early in the development process.

High performance: The acquisition of Zentaris, which was cash flow positive in 2002 and 2003, boosted AEterna's revenues by $46 million in 2003. Combined with Atrium's solid performance, consolidated revenues reached $166 million in 2003, an increase of 64% over last year.

Growth potential: The stepping stones for further growth have been secured. Valuable synergies exist within the AEterna group which allow the Company to involve itself in a wide scope of discovery and clinical activities. The Zentaris acquisition particularly positioned the group to broaden its future and carries the potential of powerful value creation.


Company Structure

AEterna owns 100% of the biopharmaceutical company, Zentaris GmbH, based in Frankfurt, Germany, which generated $46 million in revenues in 2003.

AEterna also owns 62% of Atrium Biotechnologies Inc., based in Quebec City, Canada which develops and markets active ingredients and speciality chemicals in the health and personal care industry for the cosmetics, pharmaceutical, chemical and nutritional sectors. In 2003, Atrium sales exceeded $120 million.

The AEterna group has over 200 employees in North America and Europe.


Message to Shareholders

We have completed a pivotal period of expansion and transition at AEterna. The year just ended might best be referred to as "a year of integration and consolidation." Indeed, the seamless integration of Frankfurt-based Zentaris GmbH into AEterna was our major achievement of 2003. With the harmonization of the two companies' operations we have vindicated our acquisition strategy, and simultaneously multiplied the Company's ability to grow. In effect, AEterna has evolved markedly beyond its roots as a biotechnology company. With products on the market, a pipeline characterized by a targeted therapies platform, and a continuous flow of projects at all development stages, it has become a consolidated, diversified, biopharmaceutical company.


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This important evolution was the purpose behind the integration of Zentaris. It was also the fruit of the remarkable growth of our subsidiary, Atrium Biotechnologies which acquired two more companies in 2003. Positioned for leadership, your Company is now a multi-faceted presence in the marketplace -- an international group.

As a result of the Zentaris acquisition, AEterna enjoys an impressive cash flow from two established and still market-expanding pharmaceutical products (Cetrotide(R) and Impavido(R)), as well as a deep and balanced pipeline of 14 development-stage products in oncology, endocrinology, and infectiology. With this acquisition, we are now involved in 20 clinical studies mostly supported by our 14 partners who also bring us milestone and royalty payments. Moreover, building upon a successful strategy initiated by Zentaris, our business model will allow us to manage our own direct discovery with minimal risk.

As exemplified by our collaboration with Solvay Pharma for our oral LHRH peptidomimetic, it is now possible to bring compounds at very early stages of development to the attention of large pharmaceutical companies. This model creates greater opportunity for us, yet incurs less cost.

Of course, we are in this fortunate position due to our vast molecule library and to the successful development of validated targets. Indeed, it has always been a challenge to authenticate the most suitable targets for drug discovery. Failure rates for drug candidates aimed at insufficiently validated targets are extremely high, and costly. Dr. Jurgen Engel, Executive Vice President, Global Research & Development and Chief Operating Officer at AEterna, and his team, designed a decision-making process of the most rigorous nature. The result is that they have proved themselves experts at maximizing the likelihood of taking the right direction at the junctures of research and early development. This is the quality and value of the "validated target" process. Not surprisingly, the alliances it attracts promise to be characterized by financing at earlier and earlier stages of drug development, when the risk is highest, without compromising partnerships at later phases.

Among our 2003 achievements, we are particularly proud of the extension of our partnership with Swiss giant biotech Serono for the marketing of Cetrotide(R) for in vitro fertilization. This vote of confidence will provide us with long-term guaranteed fixed revenues. From a product perspective, the robustness of our pipeline was also illustrated with positive Phase III results with Impavido(R), a drug that provides a new alternative and relief to the devastating symptoms caused by the different forms of leishmaniasis, a parasitic disease that can be found in morethan eighty-eight countries.

On the other hand, AEterna's one setback of the year involved the antiangiogenesis cancer compound, Neovastat(R). Unfortunately, the drug fell short of reaching its Phase III primary clinical endpoint in monotherapy for renal cell carcinoma, a form of kidney cancer. While the compound showed no overall efficacy, it did demonstrate some in a sub-set of patients. Based on those results and on an analysis of the competitive environment, as well as on the potential of our portfolio, we made a corporate decision not to pursue further activities in this indication, but to continue the Phase III U.S. NCI sponsored lung cancer trial with Neovastat(R) in combination therapy.


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This situation, however, dramatically demonstrated how diversified AEterna has become with the acquisition of Zentaris. Far from being dependent on any single drug, AEterna can now rely on an extensive product pipeline.

The depth of the AEterna group was illustrated as well by the increasingly impressive sales performance and net earnings of our subsidiary, Atrium, which also purchased two European-based companies in 2003: Chimiray/Interchemical, a marketer of specialty chemicals and active ingredients, and Siricie S.A., specialized in the development and marketing of active ingredients drawn from marine life for the cosmetics industry.

Going forward, our key ingredients for success are the discovery-enhancing, risk-reducing, and revenue-generating fundamentals that we have put in place. AEterna has pursued an acquisition strategy that has reinforced and expanded its core strength, while lowering its risk profile through field diversification. We have cultivated partnerships in scientific development, in finance, and in codevelopment with pharmaceutical and biotech companies worldwide. And in our clinical development strategy, we have placed emphasis on the creation of technology platforms, opening the way for the use of particular molecules in a variety of indications.

As we pursue our global growth strategy in 2004, we expect to extend the market for Cetrotide(R) in Japan for in vitro fertilization. We also anticipate developing new markets for Impavido(R) in visceral leishmaniasis, as well as gaining its approval in South America for cutaneous leishmaniasis. Moreover, we will pursue our clinical, preclinical and drug discovery activities with our current partners while seeking additional partnerships to continue to bring forward novel therapeutics.

In 2004, reflecting our core philosophy and long-term goal of creating high value, we will invest over $30 million in R&D. We aim too, in the year ahead, to become cash flow positive and work toward profitability. Given the expansion we have experienced and the success of the integration we have orchestrated, we will intensify our acquisition strategy by focusing on companies which meet our specific criteria. This past year has clearly aligned the basics for AEterna. With our own discovery platform and a library of proprietary molecules, combined with the diversification in field and drugs at each development stage, we boast a rich pipeline. With our network of pharmaceutical and biotech partnerships, we have established a solid financial and marketing position. In brief, all components are now in place for the AEterna group to achieve significant growth and to become a new player on the international markets. We would like to take this opportunity to thank all our employees and collaborators for their dedication and hard work over this past year.

Gilles Gagnon, MSc, MBA
President and CEO

Eric Dupont, PhD
Chairman



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Product Pipeline

Marketed

Cetrotide(R) (Cetrorelix)
In vitro fertilization
Luteinizing hormone-releasing hormone (LHRH) antagonist
Cetrotide(R) was the first LHRH antagonist treatment approved for in vitro fertilization. It is administered to women to prevent premature ovulation. Due to its immediate onset of action, Cetrotide(R) is a more convenient and shorter treatment, involving fewer injections and causing less side-effects than other treatments.
15% of couples in developed countries have infertility problems (1)
Treatments should double to 1 million per year by 2010 (2,3)

Impavido(R)(Miltefosine)
Visceral leishmaniasis (black fever)
Cutaneous leishmaniasis (severe parasitic skin disease)
Signal transduction inhibitor

Impavido(R) is the first approved oral drug against visceral leishmaniasis, an infectious deadly disease. Impavido(R) is highly effective with a cure-rate of approximately 95%.
Positive Phase III trial results for cutaneous leishmaniasis were released in 2003.
2 million new cases per year (3)

Lobaplatin
Leukemia, breast and lung cancer
3rd generation platinum derivative
Treatment with this effective chemotherapy agent has been approved in China. Over 105,000 new cases of breast cancer, 7,000 new cases of CML Leukemia and 49,000 new cases of small-cell lung cancer per year
China market only (4)

Phase III

Neovastat(R)
Non-small cell lung cancer
Multifunctional oral angiogenesis inhibitor
This novel approach against cancer aims at stopping tumor growth by preventing the formation of new blood vessels which feed tumors.
1 million new cases per year (4,5 )

Phase II

Cetrorelix
Luteinizing hormone-releasing hormone (LHRH) antagonist
Benign prostatic hyperplasia (BPH)
Testosterone mediated growth of prostate tissue causes BPH. Cetrorelix is an intermittent treatment which reduces testosterone to levels where libido is not affected.
Affects about 33 million men 60+


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Endometriosis
The growth of the endometrium tissue outside the uterus is dependent upon the level of the female sex hormone, estrogen, which leads to endometriosis. Reducing estrogen without reaching post-menopausal levels, produces a rapid regression of endometriosis. Affects about 10% to 20% of women of child-bearing age

Uterine myoma
The growth of uterus myoma depends on the level of estrogen. Reducing the estrogen level using Cetrorelix has produced rapid shrinkage of the myoma. Affects 15% of all women of child-bearing age (6)

D-63153
Prostate cancer
Luteinizing hormone-releasing hormone (LHRH) antagonist
This product belongs to a new class of antagonists with favorable physical-chemical properties, better suited for the development of long-term depot formulations required for tumor therapy.
Over 540,000 new cases per year (4,7)

Perifosine
Solid tumors
Novel orally-active AKT inhibitor
Perifosine is an oral chemotherapy agent which can induce programmed cell death (apoptosis). Considerable antitumor activity was shown in different tumor animal models.
2.4 million new cases per year for 6 indications (4)

RC-3095
Solid tumors
Bombesin antagonist
Bombesin is a growth factor for a variety of tumors. Blocking the bombesin receptor may be an effective way to control the growth of tumors in certain types of cancer including lung and prostate cancer.

Phase I

Teverelix
Prostate cancer
Luteinizing hormone-releasing hormone (LHRH) antagonist
Teverelix immediately suppresses sexual hormones in a dose-dependent manner and can be used for the treatment of prostate cancer, endometriosis and BPH.
Over 540,000 new cases per year (4,7)

Preclinical
LHRH- peptidomimetic
Gynecology
Urology
Solid tumors
Luteinizing hormone-releasing hormone (LHRH) antagonist
The LHRH receptor plays an important role in a number of benign and malignant tumors. Orally-bioavailable LHRH antagonists for hormonal therapy have been synthesized.


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D-81050
D-82318
Solid tumors
Small molecule tubulin inhibitors
D-81050 is a novel oral anticancer agent with multiple mechanisms of action and activity in drug resistant tumor models. D-82318 is a new potent tubulin inhibitor with strong induction of apoptosis designed to overcome Taxol resistance.

AN-152
AN-215
AN-238
Solid tumors
Tumor targeted cytotoxic-conjugates
Cytotoxic peptide conjugates are specifically targeted to various cancer cells and may lead to a selective anticancer therapy.

EP-1572
TBD
Small molecule growth hormone secretagogue (GHS)
EP-1572 is orally active and belongs to a new class of GHS which directly stimulate growth hormone (GH) secretion from the pituitary gland. The potential clinical uses of GHS are numerous and none yet have reached the market.

Ghrelin antagonists
Obesity
Small molecule ghrelin antagonists
Ghrelin is a natural peptide hormone produced by the stomach that increases appetite and induces accumulation of fat tissue. The use of ghrelin antagonists as appetite suppressants could open up new opportunities for the treatment of obesity.

Number of new cases per year worldwide, except Lobaplatin (China only)

(1) Datamonitor, Treatments Trends in Infertility, 2002
(2) World Health Organization (WHO) and Assisted Reproductive Technology, 1999
(3) World Health Organization (WHO)
(4) Globocan 2000 (WHO) IARC/Press, Lyon 2001
(5) Pharmacor-Onkos Plus-Non-Small Cell Lung Cancer Decision Resources 2003 (6) Decision Resources (7) Datamonitor 2003 - Pipeline Insight : Prostate 2003


International Partnerships

AEterna/Zentaris has developed an international network of 14 pharmaceutical and biotech partners which assume most of the development costs of the products in its portfolio.


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Marketed Products

Serono
Cetrotide(R) (in vitro fertilization) World (excl. Japan)

Shionogi/Nippon Kayaku
Cetrotide(R) (in vitro fertilization) Japan (pending approval)

Cooperation: WHO
Impavido(R) (black fever) India

German Remedies
Impavido(R) (black fever) India, Bangladesh

Roche
Impavido(R) (skin disease and black fever) Brazil

Hainan Chang An
Lobaplatin (breast cancer, CML leukemia and small-cell lung cancer) China


Phase III

Grupo Ferrer Internacional
Neovastat(R) (lung cancer)
Southern Europe, France, Belgium, South and Central America

Mayne Pharma
Neovastat(R) (lung cancer)
Australia, New Zealand, Canada and Mexico

LG Life Sciences
Neovastat(R) (lung cancer)
Korea

US NCI

Phase II

Solvay
Cetrorelix (endometriosis, uterine myoma, benign prostate hyperplasia) World (excl. Japan)

Shionogi / Nippon Kayaku
Cetrorelix (endometriosis, uterine myoma, benign prostate hyperplasia)
Japan

Baxter Oncology
D-63153 (prostate cancer)
World


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Keryx
Perifosine (multiple cancers)
USA, Canada, Mexico

US NCI


Phase I

Ardana Bioscience
Teverelix (prostate cancer)
World (excl. Japan, Taiwan, Korea)


Preclinical

Solvay
LHRH peptidomimetic (genecology, prostate hyperplasia)
World

Ardana
EP-1572 (endocrinology)
World


Expertise at all levels
1- Dr. Jurgen Engel, PhD, Executive Vice President, Global Research &
   Development and Chief Operating Officer, AEterna, Chairman and Managing Director, Zentaris GmbH
2- Dennis Turpin, CA, Vice President and Chief Financial Officer, AEterna 3- Matthias Seeber Managing Director, Zentaris GmbH
4- Dr. Manfred Peukert, MD, Head of Clinical Development, Zentaris GmbH
5- Dr. Matthias Rischer, PhD, Vice President, Pharmaceutical Development,
   AEterna
6- Dr. Eckhard Gunther, PhD, Vice President, Drug Discovery, AEterna

A biopharmaceutical company depends upon scientific and clinical expertise, financial acumen, and profound market knowledge. The AEterna group's reliance at all levels on top flight minds and specialty-focused partner organizations, is foundational to our success. This emphasis on retaining the finest strategic talent informs every aspect of our corporate culture.

Inspirational leadership / Guiding our biomedical research team is Dr. Jurgen Engel, a seasoned senior executive in the pharmaceutical industry with more than 25 years experience in drug research and development. With Doctorate degrees in chemistry and medicinal pharmacy, Dr. Engel spearheaded the research and development of numerous medical active ingredients and technologies, including the LHRH antagonist Cetrotide(R), the anti-allergic agent Azelastine, Tramadol SR, and the MDPI (multidose dry powder inhaler). In 1995, he was awarded the Galenus-von-Pergamon Prize for the development of alkylphospholipids as a new class of anti-tumor agent.


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Nobel Prize expertise / Dr. Engel and his team work with renowned scientists from around the world, including two Nobel Prize laureates. Our internationally marketed drug, Cetrotide(R), was developed in cooperation with Dr. Andrew Schally of Tulane University in New Orleans. Professor Schally's work in isolating and synthesizing hormones produced by the hypothalamus earned him the 1977 Nobel Prize for Medicine. Also, during the past year, we were proud to welcome to our Scientific Advisory Board, Dr. Hartmut Michel, Director of the prestigious Max-Planck Institute for Biophysics in Germany. Dr. Michel was awarded the Nobel Prize in chemistry in 1988 for his research in protein crystallization. His unique knowledge in molecular structure promises to contribute importantly to the AEterna group's drug development program.

Distinguished scientific advisors / During the past year, we modified our Scientific Advisory Board, comprised of highly regarded practitioners of medical research. The Board's membership represents for AEterna an extraordinary resource of experience and wisdom. It reinforces our team of top researchers in oncology and endocrinology, the two sectors that form the focus of our research strategy.

Marketing muscle / The intricacies involved in accessing the global marketplace for medical therapeutics demand specialized abilities in planning, implementation and management. Our network of corporate alliances has, in each case, partnered AEterna's products with codevelopers and marketers ideally positioned to optimize the product's success. For example, AEterna's partner in the marketing of Cetrotide(R), is Serono, one of the world's largest biotechnology companies with 4,500 employees and therapeutics sold in over 100 countries.

High performance / At the AEterna group we believe strongly that success is driven by a relentless culture devoted to high performance. An uncompromising commitment to quality in every area, from scientific research to business development, regulatory affairs and marketing, thus comprises the hallmark of our decision-making.



ATRIUM

A fast growing component of the AEterna family, Atrium Biotechnologies is itself a group that develops and markets active ingredients and specialty chemicals in the health and personal care industry for the cosmetics, pharmaceutical, chemical and nutritional sectors. Founded in January 2000, its portfolio encompasses more than 800 products sold throughout the Americas, Europe and Asia to over 2,000 institutional clients, including Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, Sanofi-Synthelabo, and Nestle. In 2003, Atrium's sales exceeded $120 million.


2003 Highlights

Acquisition for approximately $18 million of Chimiray/Interchemical, a privately-owned French company involved in the marketing of specialty chemicals and active ingredients, confirming Atrium's leadership position in Europe.


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Acquisition of Siricie S.A., a French company focused mainly on the development and marketing of active ingredients drawn from marine life for the cosmetics industry, doubling Atrium's portfolio of active ingredients in this sector.

Addition of close to ten new distributors in key countries to strengthen Atrium's international network for the marketing of its proprietary and high-value cosmetic active ingredients and specialized nutritional products.

Acquisition of additional shares of French subsidiary, Unipex, increasing Atrium's ownership in the company to 80%.

Recipient of the Profit 100 Award for a second consecutive year. The award recognizes Canadian companies registering the best growth over the last five years.

Recipient of the 50 Best Managed Corporations Award as a leading Canadian corporation for a second consecutive year.


MESSAGE FROM ATRIUM'S CEO

In a year characterized by consolidation and integration, Atrium pursued its growth according to a three-point strategy: organic growth, growth through licensing and growth through acquisitions.

The purchase of well-positioned Chimiray/Interchemical in August demonstrated Atrium's commitment to establish a leadership role in its field and further strengthened its position as a frontrunner, not only in France, but across Europe. The group now ensures the value-added development of products, and distributes active ingredients and specialty chemicals from more than 80 world-class manufacturers to more than 2,000 institutional clients.

The acquisition of Siricie S.A. in November doubled Atrium's portfolio of proprietary active ingredients marketed to cosmetics manufacturers, and positioned the Company as a first-rate supplier of innovative ingredients in this field. Furthermore, this acquisition extended our services to the performance of clinical studies in the cosmetics sector.

With these accomplishments, Atrium attained its principal strategic goals for 2003. The Company's objective has always been to achieve a top ranking in each of its sectors of activity. Only such credentials, along with a vigilant management team, can guarantee that Atrium will consistently outperform its competitors in an industry that is undergoing consolidation, while creating value for our stakeholders.

All the while, Atrium has maintained a balance among its different commercial activities. For example, the Company has been able to profit from the marketing of active ingredients which it obtained, through its in-licensing program, from biotechnology companies late in 2002. These ingredients have found a growing market among cosmetics manufacturers.

In financial terms, Atrium reached its 2003 objectives. We generated revenues in excess of $120 million, a growth rate of nearly 20% over last year.


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In the latter part of 2003, the Company concentrated on integration of capabilities and systems, with the aim of maximizing the Atrium group's considerable new synergies. The group harmonized its various administrative systems, and integrated its range of services. This major alignment of resources and capabilities has laid the foundation for further growth in 2004.

The year ahead will entail further growth based upon penetration of additional global markets, as well as upon our continuing strategy of targeted acquisition and in-licensing. Most significantly, we plan expansion of our North American operations, with emphasis on deployment in the United States, where considerable opportunity exists for Atrium. We anticipate achieving a significant inroad on the vast American marketplace.


Luc Dupont
President of the Executive Committee and Chief Executive Officer
Atrium Biotechnologies Inc.


Continued Growth

Since its creation in 2000, Atrium has demonstrated its ability to constantly outperform the industry. In just four years, sales have soared from $8 million to $120 million, an increase of 1,400% while its operating income has grown by 350%, from $4.1 million to $14.4 million.


Expertise at all Levels

1- Richard Bordeleau, President
2- Rene Augtsburger, Vice President, Sales&Marketing, Nutrition
3- Manon Deslauriers, Vice President, Legal Affairs and Secretary
4- Jocelyn Harvey, CA, Vice President and Chief Financial Officer
5- Nancy Labonte, Sales Director, Cosmetics
6- Serge Yelle, PhD, Vice President, Business Development
7- Alain Thibodeau, PhD, Director, Scientific Affairs Stephane Gagne (absent from photo), Vice President, Sales&Marketing, Asia


Atrium: Specialists in Health and Personal Care Products

Atrium develops and markets active ingredients and specialty chemicals for the health and personal care industry for the cosmetics, pharmaceutical, nutritional and chemical sectors, according to the industry's highest quality standards such as GMP and ISO.

800 product portfolio - 2,000 institutional clients worldwide

Cosmetics
- Sophisticated active ingredients
- Functional ingredients (sunscreen, vitamins, etc.)
- Preservatives


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Pharmacy
- Active, natural or synthetic molecules
- Excipients for all galenic forms
- Additives such as flavouring agents, antiseptics, antioxidants, etc.

Human Nutrition
- Functional ingredients
- Additives and processing aids
- Nutritional supplements
- Nutritional specialties

Organic Chemistry
- Wide range of intermediates
- Contract manufacturing network

Specialty Chemicals
- High-value pigments
- Resins
- Rheology modifiers
- Performance chemicals

Veterinary, Animal Nutrition
- High-performance functional ingredients
- Additives



MANAGEMENT REPORT

The following consolidated financial statements of AEterna Laboratories Inc. and all other financial information contained in this annual report are the responsibility of management. Management has prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles. When it was possible to use different accounting methods, management chose those that it felt were the most appropriate in the circumstances. The financial statements include amounts based on the use of estimates and best judgment. Management has determined these amounts in a reasonable way in order to ensure that the financial statements are presented accurately in all important regards. Management has also prepared the financial information presented elsewhere in the annual report, and has ensured that it is in accordance with the financial statements.

Management maintains systems of internal accounting and administrative controls. The systems are used to provide a reasonable degree of certainty that the financial information is relevant, reliable and accurate, and that the Company's assets are correctly accounted for and effectively protected.

The Board of Directors is responsible for ensuring that management assumes its responsibilities with regard to the presentation of financial information, and has ultimate responsibility for examining and approving the financial statements. The Board assumes this responsibility principally through its Audit Committee which is comprised of non-management directors. The Audit Committee met with management as well as with external



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auditors to discuss the internal monitoring system for presenting financial information, to address issues related to the audit and the presentation of financial information, to ensure that all parties carry out their duties correctly, and to examine the financial statements and the report of the external auditors.

The consolidated financial statements have been audited on behalf of shareholders by external auditors PricewaterhouseCoopers LLP for each of the years ended December 31, 2003, 2002 and 2001, in accordance with Canadian generally accepted accounting principles. The external auditors were given full and unrestricted access to the Audit Committee to discuss matters related to their audit and the reporting of information.

The Board of Directors has approved the Company's consolidated financial statements on the recommendation of the Audit Committee.



CORPORATE GOVERNANCE

GENERAL
The responsibility to oversee the conduct of the business and to guide management of AEterna resides with the Board of Directors.

DIRECTORS
The Board of Directors consists of nine members, including three officers and six external directors. In addition to the Board of Directors, two committees were formed to assist the Directors in their responsibilities. These are the Audit Committee and the Corporate Governance Committee.

AUDIT COMMITTEE
The Audit Committee is comprised of three external directors. The Audit Committee assists the Board of Directors by reviewing the Company's internal controls and auditing procedures, any relevant accounting or regulatory matters and by recommending the appointment of external auditors.

CORPORATE GOVERNANCE COMMITTEE
The Corporate Governance Committee consists of four directors, including three external directors. The Corporate Governance Committee is responsible for proposing all nominees to the Board and its committees and for assessing performance of individual directors and the Board as a whole. The Corporate Governance Committee also reviews overall compensation issues for senior management, and assesses the performance of the Chief Executive Officer and senior management.

The Board believes that the Board and its Committees carry out effective governance of the Company's affairs. The Board will continue to review the Company's governance practices and will make changes as required.

DIRECTORS

Marcel Aubut, O.C., Q.C.
Quebec, Quebec
Managing Partner
Heenan Blaikie Aubut

Dr. Francis Bellido, PhD (1)
Beaconsfield, Quebec
President and Chief Executive Officer
Biomundis Biotechnology Investment Fund

Stormy Byorum, MBA (1)
New York, NY
Chief Executive Officer
Cori Investment Advisors, LLC

Dr. Eric Dupont, PhD (2)
Sainte-Petronille
Ile d'Orleans, Quebec
Chairman of the Board
AEterna Laboratories Inc.

Prof. Dr. Jurgen Engel, PhD
Frankfurt, Germany
Chairman and Managing Director
Zentaris GmbH
Executive Vice President,
Global Research & Development
and Chief Operating Officer
AEterna Laboratories Inc.

Gilles R. Gagnon, MSc, MBA
Sherbrooke, Quebec
President and Chief Executive Officer
AEterna Laboratories Inc.

Dr. Pierre Laurin, PhD, O.C. (2)
Verdun, Quebec
Executive in Residence
H.E.C. Montreal

Pierre MacDonald, MSc (Comm) (1) (2)
Verdun, Quebec
President and Chief Executive Officer
MacD Consult Inc.


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Henri A. Roy, MBA (2)
Montreal, Quebec
Chairman, President and General Manager
Societe generale de financement du Quebec (SGF)

(1) Member of the Audit Committee
(2) Member of the Corporate Governance Committee



SENIOR OFFICERS

Dr. Eric Dupont, PhD
Sainte-Petronille
Ile d'Orleans, Quebec
Chairman of the Board
AEterna Laboratories Inc.

Gilles R. Gagnon, MSc, MBA
Sherbrooke, Quebec
President and Chief Executive Officer
AEterna Laboratories Inc.

Prof. Dr. Jurgen Engel, PhD
Frankfurt, Germany
Chairman and Managing Director
Zentaris GmbH
Executive Vice President,
Global Research and Development
and Chief Operating Officer
AEterna Laboratories Inc.

Dr. Eckhard Gunther, PhD
Frankfurt, Germany
Vice President, Drug Discovery
AEterna Laboratories Inc.

Dr. Matthias Rischer, PhD
Frankfurt, Germany
Vice President, Pharmaceutical Development
AEterna Laboratories Inc.

Dennis Turpin, CA
Quebec, Quebec
Vice President and Chief Financial Officer
AEterna Laboratories Inc.


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CORPORATE INFORMATION

Head Office
AEterna Laboratories Inc.
1405 Parc-Technologique Blvd.
Quebec, Quebec  G1P 4P5
Canada

Phone: (418) 652-8525
Fax: (418) 652-0881
E-mail: aeterna@aeterna.com
Internet: www.aeterna.com

Ticker symbols
AEL - The Toronto Stock Exchange (TSX)
AELA - The Nasdaq Stock Market, Inc. (NASDAQ)

Transfer Agent and Registrar
National Bank Trust Inc.
1100 University Street
9th Floor
Montreal, Quebec  H3B 2G7

Auditors
PricewaterhouseCoopers LLP
900 Rene-Levesque Blvd. East
Suite 500
Quebec, Quebec  G1R 2B5

Intellectual Property Solicitors
Goudreau Gage Dubuc
Tour de la Bourse
800, Place Victoria
Bureau 3400
Montreal, Quebec  H4Z 1E9

Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, TX 75202 U.S.A.

Corporate Solicitors
Ogilvy Renault
1981, McGill College, Suite 1100
Montreal, Quebec  H3A 3C1

Arnold & Porter
399 Park Avenue
New York, NY 10022-4690 U.S.A.


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Annual Meeting
May 26, 2004, 10:30 a.m.
Ritz-Carlton Hotel
1228, Sherbrooke Street West
Montreal, Quebec  H3G 1H6



AETERNA'S SCIENTIFIC ADVISORY BOARD

External members:

Dr. Gerald Batist, MD, CM, FACP,
Director of the McGill Center for Translational
Research in Cancer, Chair and Professor,
Department of Oncology and Medicine,
McGill University, Jewish General Hospital,
Montreal, Canada

Dr. Richard Beliveau, PhD,
Director of the Molecular Oncology Laboratory of the Cancer Research Centre, Sainte-Justine Hospital, Montreal, Canada

Dr. W.K. (Bill) Evans, MD, FRCPC,
Executive Vice President, Clinical Programs,
Cancer Care Ontario, Toronto, Canada

Prof. Dr. Rene Frydman, MD, PhD,
Head of the Department of Gynecology and Obstetrics at the Hopital Antoine Beclere in Clamart (Paris), France

Prof. Dr. Klaus H.R. Diedrich, MD, PhD,
Director of the Department of Gynecology and Obstetrics at the University Clinic in Luebeck, Germany

Dr. Fernand Labrie, OC, OQ, MD, PhD,
Head, Centre hospitalier de l'Universite Laval (CHUL) Research Center, Quebec, Canada

Dr. Hartmut Michel, PhD,
Director, Max-Planck Institute for Biophysics, Frankfurt, Germany. Nobel Prize laureate in chemistry, 1988.